Exhibit 99.1

Below are the final results of the remote voting that ended on May 22, 2025 with respect to the Extraordinary General Meeting of JBS S.A. (“Company” or “JBS”), convened for May23, 2025, at 10:00 a.m. (“EGM”).

Extraordinary General Meeting

Consolidated Synthetic Voting Map

May 23, 2025

Synthetic Map
Deliberation Title		Sub item	Deliberation Value	Number of Votes	% of Total Votes
1

1. Ratify the hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Verbo Divino Street, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or the “Appraiser”), to prepare an appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações in connection with the Merger of Shares, based on the book value of the shares issued by JBS S.A. as of December 31, 2024 (“Base Date”) for purposes of verification of the capital increase of JBS Participações, in accordance with article 252 of the Corporation Law (“Appraisal Report”).

Simple Resolution - 1 Item

			Approve	249,772,046	48%
			Reject	270,184,898	51.92%
			Abstain	395,274	0.08%
2	2. Examine, discuss, and resolve on the Appraisal Report prepared by the Appraiser. Simple Resolution - 1 Item		Approve	249,807,716	48.01%
			Reject	270,172,200	51.92%
			Abstain	372,302	0.07%
3	3. Examine, discuss, and resolve on the Protocol and Justification, which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption. Simple Resolution - 1 Item		Approve	248,620,830	47.78%
			Reject	270,188,668	51.92%
			Abstain	1,542,720	0.3%
4	4. Examine, discuss, and resolve on the Merger of Shares in the context of the Dual Listing. Simple Resolution - 1 Item		Approve	248,601,252	47.78%
			Reject	270,191,519	51.92%
			Abstain	1,559,447	0.3%
5	5. Examine, discuss, and resolve on the non-listing, due to a legal impediment, of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3. Simple Resolution - 1 Item		Approve	246,048,033	47.28%
			Reject	271,062,696	52.09%
			Abstain	3,241,489	0.62%
6	6. Authorize the management of the Company to take all necessary measures to implement the resolutions that may be approved at the EGM, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company. Simple Resolution - 1 Item		Approve	248,968,120	47.85%
			Reject	269,786,267	51.85%
			Abstain	1,597,831	0.31%
7	7. Examine, discuss, and resolve on the declaration of the Cash Dividend as provided for in the Management Proposal. Simple Resolution - 1 Item		Approve	248,617,446	47.78%
			Reject	270,119,258	51.91%
			Abstain	1,615,514	0.31%